UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026.

Commission File Number: 001-39038

EQUINOX GOLD CORP.
(Translation of registrant’s name into English)

700 West Pender Street, Suite 1501, Vancouver, British Columbia, V6C 1G8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐    Form 40-F

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 of this Form 6-K are incorporated by reference as additional exhibits to the registrant’s Registration Statements on Form F-10 (File No. 333-282467) and Form S-8 (File No. 333-288142).

EXHIBIT INDEX

Exhibit Number	Description
99.1	Consolidated Financial Statements for the years ended December 31, 2025 and 2024
99.2	Management’s Discussion and Analysis for the three months and year ended December 31, 2025
99.3	Consent of KPMG LLP, Independent Registered Public Accounting Firm
99.4	Consent of David Schonfeldt, P.Geo., dated February 20, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOX GOLD CORP.
(Registrant)

Date: February 20, 2026	By:	/s/ Jacqlin Anthony
Name: Jacqlin Anthony
Title: General Counsel